UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

14 September 2023

BHP Board update

BHP announces that Terry Bowen will retire as an independent non-executive director at the conclusion of the 2023 BHP Group Limited Annual General Meeting on 1 November 2023 and will not stand for re-election.

Terry confirmed his intention to retire as a BHP director following his decision to accept the role of President and Chief Operating Officer with Rokt, a global e-commerce technology company.

Terry has been a non-executive director of BHP Group Limited since October 2017 and is the Chair of the Risk and Audit Committee and a member of the Nomination and Governance Committee.

BHP’s Chair, Ken MacKenzie said: “I would like to thank Terry for his significant contribution to the Board and to value creation for BHP shareholders. Terry’s deep financial, risk management, capital allocation and supply chain management experience has been highly valued by the BHP Board and he has been committed to BHP’s ongoing success. We wish Terry success in his executive role and all the best for the future. Our approach to Board succession planning is continuous and we will continue to apply a structured approach to ensure the Board is fit for purpose and will provide an update on the succession of the Risk and Audit Committee Chair in due course.”

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts

Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 14, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary